UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE
ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-15411

Southwest Royalties, Inc. Income Fund VI
(Exact name of registrant as specified in its charter)

6 Desta Drive, Suite 6500, Midland, Texas  79705
(432) 682-6324
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

limited partnership interests
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under
Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[ ]
Rule 12g-4(a)(2)	[x]
Rule 12h-3(b)(1)(i)	[ ]
Rule 12h-3(b)(1)(ii)	[x]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:	471

Pursuant to the requirements of the Securities Exchange Act of 1934, Southwest Royalties, Inc. Income Fund VI has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 20, 2011		Southwest Royalties, Inc. Income Fund VI,
a Tennessee limited partnership

	By:	Southwest Royalties, Inc.,
Managing General Partner

	By:	/s/ Michael L. Pollard
Name: Michael L. Pollard
Title: Senior Vice President